Exhibit 1

São Paulo, November 13, 2020 – Vasta Platform Limited (NASDAQ: VSTA) – “Vasta” or the “Company,” announces today its financial and operating results for the third quarter of 2020 (3Q20) ended September 30, 2020. Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS).

HIGHLIGHTS

With the completion of the 2020 sales cycle (4Q19 to 3Q20), Vasta reported a subscription revenue of R$692 million, which represents 18% increase in comparison to the subscription revenue for the 2019 sales cycle (R$584 million), or 21% higher than the ACV 2019 (R$572 million), and reinforces the resilience of our business by showing a solid result even during a period of strong socioeconomic instability caused by the pandemic.

The subscription revenue for the commercial year of 2020 was only 3% lower than the ACV 2020 of R$716 million, impacted by the lower volume of orders received by reason of the increase in dropout mainly from pre-K and kindergarten students in partner schools, which also reinforces the predictability of our subscription revenue.

For 2021, Vasta has already obtained, in terms of ACV, R$835 million, which represents an increase of 21% in relation to the subscription revenues of the 2020 sales cycle, ended now, in 3Q20. From this increase, to date, 80% relate to contracts of traditional learning systems and complementary solutions and 20% regarding to contracts of learning system PAR. However, it should be stressed that the sales campaign will last until late December/early January, which should ensure an even higher increase over the coming months.

The offer of a robust and engaging digital platform, as is the case with Plurall, was vital for the company to ensure the stability of its operation and growth for the following year. Since the beginning of the pandemic, Plurall has already reported more than 8 million accumulated live classes, with an average of 72 thousand classes transmitted live per day since August. Currently, Plurall accounts for nearly 50% of the entire educational web traffic of private Brazilian educational platforms, proving to be not only a tool with high engagement and satisfaction rates but also an extremely important tool for the schools.

As regards financial indicators, Vasta reported a net revenue of R$141.4 million in 3Q20 and R$654.1 million in 9M20, which represents a 4.1% and 4.3% increase, respectively. Even with a different seasonality in 2020, with a recognition of revenue more concentrated at the beginning of the sales cycle (4Q19 and 1Q20), the Company managed to have a solid performance this quarter.

Adjusted EBITDA of R$12.1 million was 39% higher than the one verified in 3Q19, due to revenue increase.

Year-to-date, Vasta’s adjusted EBITDA was R$138 million (19% above the previous year), with a 21.0% margin (2.7 p.p. expansion).

With the IPO resources, Vasta started to rely on net cash of R$1,025 million, an amount which will be important to accelerate the Company’s inorganic growth projects.

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MESSAGE FROM MANAGEMENT

With the end of the 2020 sales cycle, Vasta managed to prove its resilience and the predictability of its subscription revenue by reporting an impact of only 3% in relation to the ACV 20 engaged before the effects of the pandemic on the educational sector and the world as a whole. This was only possible thanks to the strong relationship we have with our partners and the success of our digital platform, Plurall, which has become an essential and transforming foundation for schools to maintain their academic activities, fostering engagement and satisfaction among all stakeholders involved: students, teachers, academic coordinators, school owners, and family members. The development of this ecosystem benefits everyone, and we have seen that, as the months go by, the level of interaction within the platform has been higher and higher, resulting in more engaging classes and a more dynamic and efficient learning process. The pedagogical process itself has experienced a revolution throughout this year, and we managed to offer a system that allowed us not only to help the school in this transition from the analogic to the virtual environment but also enabled the development of new competencies that would not be possible without a fully integrated digital platform. In addition to offering all activities and content related to our learning systems, Plurall allows the sharing of additional content, videos, games, interactive exercises, in addition to the entire network of available online tutors and a series of indicators that allow the follow-up of the academic development of each student, each class and each school, as well as the comparison of this performance in an ecosystem including more than four thousand integrated schools.

All this has generated an ever-growing satisfaction of our partner schools, and what we see right now is one of the highest contract renewal rates ever reported in our history. But Plurall has not been working only as a retention and engagement platform but also as an important hub attracting new schools, and we noticed, during the sales campaign, that many students were helpless throughout this year and could not follow the academic activities planned at the beginning of the academic year.

The combination of a low churn and very healthy sales campaign considering the current circumstances ensures a solid growth prospect for next year. However, a third important variable of this equation must also be mentioned, which consists of the cross-sell opportunities we have in our platform. It should be borne in mind that, when we built the 2020 sales cycle, there were only two options of extracurricular activities, namely, the language solution (English Stars) and the social and emotional solution (O líder em mim [The leader in me]), against the total of six that we currently have. In addition to this, for the sales cycle of 2021, we launched Plurall Store, a Marketplace made to sell generally international third-party digital solutions, in a revenue share model exclusively for the Brazilian market. Fully digital solutions, financially affordable, and in line with the existing demand for this type of service in the Brazilian market. Therefore, there is no question that the complementary solutions will gain more and more relevance in the coming sales cycles, and this is why we are striving to aggregate and bring in even more options for our partners.

In summary, even with all difficulties faced throughout this difficult year, we managed to stand out in the educational market by positioning ourselves as a platform containing the best academic solutions and a digital interface that has made a difference in this virtual environment in which we are living. Therefore, we believe that the growth expected for next year reflects the aforementioned competitive advantages and could be even greater if it were not for the economic scenario currently experienced. In any event, this resilience shown even in a difficult environment makes us confident in the sustainability of our business and the potential that we can still capture over the coming years.

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For 2021, we have already closed to date a total of contracts that accounts for an ACV of R$835 million, which represents a 21% increase in comparison with that which was reported in the 2020 sales cycle. However, it should be mentioned that the process will only end in late December/early January, and we are confident that it is possible to deliver an even more promising result.

Last, but not least, we have projects for expansion through acquisitions. With the resources raised in the IPO, Vasta is committed to allocating 50% of the total captured to accelerate its growth projects and increase the offer of solutions in its platform. This commitment was assumed with all our shareholders, and we are confident that it is possible to meet it even before we expected, as the acquisitions pipeline is hot, and important Core Education and Complementary Solutions targets are in the process of being closed.

In other words, the prospects with the current solutions portfolio are already very promising; the resources raised in the IPO will serve as a catalyst to further accelerate our growth and ensure a sustainable cross-sales rhythm in our ecosystem. This project is only starting, and its legacy will generate an extraordinary result for those who believed in our history from the start.

COVID-19 UPDATE

As discussed in more detail in our September 30, 2020 condensed consolidated financial statements, the Company set up a Crisis Committee and approved some measures composed by actions that first of all safeguarded the physical and mental health of its employees and then preserved operational and financial capacity to face this period. We highlight the main initiatives carried out by Company: (i) Preserve employees’ health and safety by implementing measures such as work from home policy, temporary closure of our distribution centers re-opening with reduced operations and the adoption of health and safety measures recommended by government authorities; (ii) Ensure educational content and services delivery through online platforms; (iii) Improve the financial health identifying required measures to ensure adequate liquidity and cash position; (iv) Implement short term restructuring measures required to improve financial health, seeking to preserve jobs and the organization long term plan, including but not limited to temporary reduction in wages and working hours; (v) Plan and execute organizational changes with mid-term impact for the post-COVID world, if required; (vi) Strategic Plan for opportunities generated by the crisis; (vii) Philanthropic actions that contributes to mitigate the impacts of COVID-19 on our Company segment; and (viii) Provide on-line campaigns to promote our products to potential new customers.

Related to sales and services provided to our customers, even though municipality and state-wide governments had taken some measures that could hard hit our business, for example school’s lockdown and social distancing, our customers kept their educational services through our virtual platforms. As a result, we have not had interruption in the sales and services levels contracted by our customers.

Despite of the continuity of educational services, the process of social lockdown is pervasive and it is increasing the level of uncertainties over our business cycle and logistics process, thus, it is likely that we will identify some impacts on revenue and profitability through the quarters forthcoming. This characteristic is based on macroeconomic forecasting which have indicated unfavorable social and economic indicators to Brazil in the 2020’s year-end and during the next year.

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REVENUE RECOGNITION AND SEASONALITY

As we release our results for the third quarter of 2020, it is important to highlight the revenue recognition and seasonality of our business.

Our main deliveries of printed and digital materials to our customers occur in the last quarter of each year (typically in November and December), and in the first quarter of each subsequent year (typically in February and March), and revenue is recognized when the customers obtain control over the materials. In addition, the printed and digital materials we provide in the fourth quarter are used by our customers in the following school year and, therefore, our fourth quarter results reflect the growth in the number of our students from one school year to the next, leading to higher revenue in general in our fourth quarter compared with the preceding quarters in each year. Consequently, in aggregate, the seasonality of our revenues generally produces higher revenues in the first and fourth quarters of our fiscal year. In this sense, the numbers for the second quarter and third quarter are usually less relevant. In addition, we generally bill our customers during the first half of each school year (which starts in January), which generally results in a higher cash position in the first half of each year compared to the second half.

A significant part of our expenses is also seasonal. Due to the nature of our business cycle, we need significant working capital, typically in September or October of each year, in order to cover costs related to production and inventory accumulation, selling and marketing expenses, and delivery of our teaching materials at the end of each year in preparation for the beginning of each school year. As a result, these operating expenses are generally incurred between September and December of each year.

Purchases through our Livro Fácil e-commerce platform are also very intense during the back-to-school period, between November, when school enrollment takes place and families plan to anticipate the purchase of products and services, and February of the following year, when classes are about to start. Thus, e-commerce revenue is mainly concentrated in the first and fourth quarters of the year.

KEY BUSINESS METRICS

ACV Bookings: ACV Bookings is a non-accounting managerial metric and represents our partner schools’ commitment to pay for our solutions offerings. We believe it is a meaningful indicator of demand for our solutions. In particular, we believe ACV Bookings is a helpful metric because it is designed to show amounts that we expect to be recognized as revenue from subscription services for the 12-month period between October 1 of one fiscal year through September 30 of the following fiscal year. We define ACV Bookings as the revenue we would expect to recognize from a partner school in each school year, based on the number of students who have contracted our services, or “enrolled students,” that will access our content at such partner school in such school year. We calculate ACV Bookings by multiplying the

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number of enrolled students at each school with the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with the related school. Although our contracts with our schools are typically for 4-year terms, we record one year of revenue under such contracts as ACV Bookings. ACV Bookings are calculated based on the sum of actual contracts signed during the sales period and assumes the historical rates of returned goods from customers for the preceding 24-month period. Since the actual rates of returned goods from sales during the period may be different from the historical average rates and the actual volume of merchandise ordered by our customers may be different from the contracted amount, the actual revenue recognized during each period of a sales cycle may be different from the ACV Bookings for the respective sales cycle. Our reported ACV Bookings are subject to risks associated with, among other things, economic conditions and the markets in which we operate, including risks that our contracts may be canceled or adjusted (including as a result of the COVID-19 pandemic).

As mentioned above, Vasta has already captured, to date, a total of contracts that accounts for an ACV of R$835 million for 2021, which represents a 21% increase in comparison with that which was reported in the 2020 sales cycle. However, it should be mentioned that the sales campaign will last until late December/early January, which should ensure even higher growth for the end of the cycle.

OPERATING PERFORMANCE

Student Base – Subscription Models

Student Base	3Q20	3Q19	Chg.%
Partner Schools (Core Content)	4,167	3,400	22.6%
Partner Schools (Complementary Content)	636	417	52.5%
Students (Core Content)	1,311,147	1,185,799	10.6%
Students (Complementary Content)	213,058	133,583	59.5%

During the academic year, schools only adjust their orders according to the effective number of students until no more than the second quarter, and therefore, there is no change in relation to the operating performance in the second half of the year. This situation could have been different by reason of the impact of the pandemic on the sector as a whole, but the effort to offer an efficient and engaging digital platform, added to the Company’s capacity to support all academic year activities remotely, ultimately reinforced the resilience of the business and strengthened even further the relationship with partner schools.

Since 2020 was a very abnormal year, we decided to maintain the number of students in Q3, as usually made, although there were drop-outs at our partners schools during the pandemic crises, as can be seen by the 3% reduction in revenues subscription vs. ACV 2020.

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Net Revenue

Net Revenue - Values in R$ ('000)	3Q20	3Q19	Chg.%	9M20	9M19	Chg.%
Subscription	105,849	102,467	3.3%	476,025	434,377	9.6%
Core Content	105,481	102,374	3.0%	442,379	411,807	7.4%
Complementary Content	368	93	295.7%	33,646	22,570	49.1%
Non-subscription	35,566	33,345	6.7%	178,041	192,458	-7.5%
Total	141,415	135,811	4.1%	654,066	626,835	4.3%

The net revenue from subscription products, which includes all educational solutions with recurring revenue (basically, learning systems), represented 75% of the total revenue of the company this quarter and was 3.3% higher than in the same period last year. It should be taken into consideration that the relatively low increase is a consequence of the seasonality of the business, which reserves increased recognition of the revenue at the beginning of the sales cycle. For this reason, when analyzing the accrued performance for the year, revenue from subscription was 9.6% higher. Whereas in the analysis of the Annual Contract Value (ACV) of Vasta’s subscription services and products for the full 2020 sales cycle (between October 2019 and September 2020), the accumulated increase was 18.4%, which is a performance that reinforces not only the resilience of the business, particularly when considering the entire economic instability faced along the year, but also the commercial power of Vasta’s service platform.

	2019 Sales Cycle		2020 Sales Cycle

Vasta	4Q18-3Q19	% Net Rev.	4Q19-3Q20	% Net Rev.	Chg.%
Net Revenue	873,196	100.0%	1,017,128	100.0%	16.5%
Subscription	584,582	66.9%	691,924	68.0%	18.4%
Non-subscription	288.614	33.1%	325,204	32.0%	12.7%
Adjusted EBITDA	196,086		276,259		40.9%
Adj. EBITDA Margin	22.5%		27.2%		4.7 p,p,

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FINANCIAL PERFORMANCE

Vasta - Values in R$ ('000)	3Q20	3Q19	Chg.%	2Q20	Chg.%	9M20	9M19	Chg.%
Gross revenue	209,001	161,460	29.4%	138,204	51.2%	790,408	721,625	9.5%
Deductions from gross revenue	(67,586)	(25,649)	163.5%	(17,971)	276.1%	(136,342)	(94,790)	43.8%
Taxes	(1,191)	(3,820)	-68.8%	(1,419)	-16.1%	(4,915)	(7,947)	-38.2%
Returns	(61,077)	(11,739)	420.3%	(10,440)	485.0%	(104,187)	(49,261)	111.5%
Discounts	(5,318)	(10,090)	-47.3%	(6,112)	-13.0%	(27,240)	(37,582)	-27.5%
Net revenue	141,415	135,811	4.1%	120,233	17.6%	654,066	626,835	4.3%

Total Cost of goods sold and services	(62,230)	(60,291)	3.2%	(48,422)	28.5%	(277,985)	(298,348)	-6.8%
Cost of goods sold and services	(62,230)	(60,291)	3.2%	(48,422)	28.5%	(277,985)	(298,348)	-6.8%

Gross profit	79,185	75,520	4.9%	71,811	10.3%	376,081	328,487	14.5%
Gross profit margin	56,0%	55,6%	0.4p.p.	59,7%	-3.7p.p.	57,5%	52,4%	5.1p.p.

General and administrative expenses	(79,334)	(64,293)	23.4%	(72,167)	9.9%	(237,428)	(194,461)	22.1%

Impairment losses on trade receivables	(1,121)	4,277	-126.2%	(1,264)	-11.3%	(12,704)	(3,721)	241.4%

Commercial expenses	(35,841)	(36,890)	-2.8%	(42,803)	-16.3%	(116,437)	(99,553)	17.0%

(Loss) Profit before financial income and taxes	(37,110)	(21,386)	73.5%	(44,422)	-16.5%	9,513	30,751	-69.1%
Operating margin	-26,2%	-15,7%	-10.5p.p.	-36,9%	10.7p.p.	1,5%	4,9%	-3.5p.p.
Corporate Expenses	(3,176)	(19,583)	-83.8%	(9,917)	-68.0%	(25,388)	(51,731)	-50.9%
(+) Depreciation and amortization	43,516	48,110	-9.5%	43,468	0.1%	129,134	131,365	-1.7%
EBITDA	3,230	7,141	-54.8%	(10,872)	-129.7%	113,259	110,385	2.6%
EBITDA margin	2,3%	5,3%	-3.0p.p.	-9,0%	11.3p.p.	17,3%	17,6%	-0.3p.p.
(+) Impact COVID-19	-	-	n.a.	-	n.a.	5,642	-	n.a.
(+) Non-recurring expenses	1,910	-	n.a.	8,300	-77.0%	10,210	-	n.a.
(+) Share-based compensation plan	6,930	404	1617.1%	900	670.0%	8,559	882	870.5%
(+) Provision for risks of tax, civil and labor losses	-	1,111	-100.0%	-	n.a.	-	4,055	-100.0%
Adjusted EBITDA	12,070	8,655	39.5%	(1,672)	-821.9%	137,670	115,322	19.4%
Adjusted EBITDA margin	8,5%	6,4%	2.2p.p.	-1,4%	9.9p.p.	21,0%	18,4%	2.7p.p.

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Vasta’s adjusted EBITDA was 39% higher than the one verified in 3Q19, by reason of the combination between revenue increase and lower expenses, which was partially compensated by the increase in general and administrative expenses. Year-to-date, Vasta’s adjusted EBITDA was R$138 million (19% above the previous year), with a margin of 21.0% (2.7 p.p. expansion), which strengthens the efficiency gains recorded in the period. The net loss for the accumulated nine months of the year was R$67.0 million, a better performance than the net loss of R$100.9 million recorded in the same period of 2019.

PDA and Accounts Receivable¹

Values in R$ (000)	3Q20	3Q19	Chg.%	2Q20	Chg.%
Gross Accounts Receivable	267,783	188,587	42.0%	352,748	-24.1%
PDA Balance	(26,929)	(18,792)	43.3%	(30,715)	-12.3%
Coverage Ratio	10,1%	10,0%	0.9%	8,7%	15.5%
Net Accounts Receivable	240,854	169,795	41.9%	322,033	-25.2%
Average Accounts Receivable Term (days)	85	65	20 days	115	-30 days

* Excludes Credit Card balance. ¹ For comparison purposes, 3Q19 numbers considers the write-off of liabilities due over 360 days with the respective write-off of the PDA balance.

As a percentage of revenue, the provision for doubtful accounts (PDA) remained at a quite low level (0.8%) and closer to the historical levels for the segment, as the previous quarters were impacted by changes in the provisioning criterion made in 3Q19 to adapt to the volumes of historical losses and the additional provisioning made in the beginning of the year (1Q20) to cover any future losses due to the pandemic. Whereas net accounts receivable showed a 42% increase, leading to a 20-day increase in the average accounts receivable term. This longer average term is a result of the impact of the pandemic, primarily on non-subscription products and on the longer payment term granted to partner schools.

CONFERENCE CALL INFORMATION

Vasta will discuss its third quarter 2020 results on November 13, 2020, via a conference call at 9:00 a.m. Eastern Time. To access the call (ID: 4729729), please dial: +1 (833) 519-1336 or (914) 800-3898. An audio replay of the call will be available through November 20, 2020 by dialing +1 (855) 859-2056 or (404) 537-3406 and entering access code 4729729. A live and archived webcast of the call will be available on the Investor Relations section of the Company’s website at https://ir.vastaplatform.com.

ABOUT VASTA

Vasta is a leading, high-growth education company in Brazil powered by technology, providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment, ultimately benefiting all of Vasta’s stakeholders, including students, parents, educators, administrators and private

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school owners. Vasta’s mission is to help private K-12 schools to be better and more profitable, supporting their digital transformation. Vasta believes it is uniquely positioned to help schools in Brazil undergo the process of digital transformation and bring their education skill-set to the 21st century. Vasta promotes the unified use of technology in K-12 education with enhanced data and actionable insight for educators, increased collaboration among support staff and improvements in production, efficiency and quality. For more information, please visit ir.vastaplatform.com.

CONTACT

Investor Relations

+55 11 3133 7311

ri@somoseducacao.com.br

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including (i) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (ii) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (iii) our ability to implement our business strategy and expand our portfolio of products and services; (iv) our ability to adapt to technological changes in the educational sector; (v) the availability of government authorizations on terms and conditions and within periods acceptable to us; (vi) our ability to continue attracting and retaining new partner schools and students; (vii) our ability to maintain the academic quality of our programs; (viii) the availability of qualified personnel and the ability to retain such personnel; (ix) changes in the financial condition of the students enrolling in our programs in general and in the competitive conditions in the education industry; (x) our capitalization and level of indebtedness; (xi) the interests of our controlling shareholder; (xii) changes in government regulations applicable to the education industry in Brazil; (xiii) government interventions in education industry programs, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions; (xiv) cancellations of contracts within the solutions we characterize as subscription arrangements or limitations on our ability to increase the rates we charge for the services we characterize as subscription arrangements; (xv) our ability to compete and conduct our business in the future; (xvi) our ability to anticipate changes in the business, changes in regulation or the materialization of existing and potential new risks; (xvii) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (xviii) changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes; (xix) changes in labor, distribution and other operating costs; our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (xx) the effectiveness of our risk management policies and procedures, including our internal control over financial reporting; (xxi) health crises, including due to pandemics such as the COVID-19 pandemic and government measures taken in

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response thereto; (xxii) other factors that may affect our financial condition, liquidity and results of operations; and (xxiii) other risk factors discussed under “Risk Factors.” Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

NON-GAAP FINANCIAL MEASURES

This press release presents our EBITDA, Adjusted EBITDA, Free Cash Flow and Adjusted Cash Conversion Ratio information for the convenience of investors. EBITDA, Adjusted EBITDA, Free Cash Flow and Adjusted Cash Conversion Ratio are the key performance indicators used by us to measure financial operating performance. Our management believes that these Non-GAAP financial measures provide useful information to investors and shareholders. We also use these measures internally to establish budgets and operational goals to manage and monitor our business, evaluate our underlying historical performance and business strategies and to report our results to the board of directors.

We calculate EBITDA as Net profit (loss) for the period / year plus income taxes and social contribution plus/minus net finance result plus depreciation and amortization. The EBITDA measure provides useful information to assess our operational performance.

We calculate Adjusted EBITDA as EBITDA plus/minus: (a) share-based compensation expenses, mainly due to the grant of additional shares to Somos’ employees in connection with the change of control of Somos to Cogna (for further information refer to note 20 to the audited combined carve-out financial statements of Somos—Anglo); (b) provision for risks of tax, civil and labor losses regarding penalties, related to income tax positions taken by the Predecessor Somos—Anglo and the Successor (“Vasta”) in connection with a corporate reorganization carried out by the Predecessor Somos—Anglo (for further information refer to note 20 to the audited combined carve-out financial statements of Somos—Anglo); and (c) higher Impairment losses on trade receivables (to align with the current situation). We understand that such adjustments are relevant and should be considered when calculating our Adjusted EBITDA, which is a practical measure to assess our operational performance that allows us to compare it with other companies that operates in the same segment.

We calculate Free Cash Flow as the net cash flows from operating activities as presented in the statement of cash flows of our financial statements less cash flows required for: (i) acquisition of property, plant and equipment; (ii) addition to intangible assets; and (iii) acquisition of subsidiaries. We consider Free Cash Flow to be a liquidity measure, therefore, we adjust our Free Cash Flow metric with amounts that directly impacted the cash flows in the period in addition to the operating activities. The Free Cash Flow measure provides useful information to management and investors about the amount of cash generated by our operations, deducting for investments in property and equipment to maintain and grow our business.

We calculate Adjusted Cash Conversion Ratio as the cash flows from operating activities divided by Adjusted EBITDA for the relevant period.

We understand that, although EBITDA, Adjusted EBITDA, Free Cash Flow and Adjusted Cash Conversion Ratio are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS.

Additionally, our calculations of Adjusted EBITDA, Free Cash Flow and Adjusted Cash Conversion Ratio may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

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Vasta Platform Limited

Interim Condensed Consolidated Statements of Financial Position

	As of September 30, 2020	As of December 31, 2019
	Successor (Vasta)
	R$ millions	R$ millions

Statement of Financial Position:
Assets
Current assets
Cash and cash equivalents	317.9	43.3
Markettable Securities	707.1	-
Trade receivables	247.3	388.8
Inventories	239.0	222.2
Taxes Recoverable and Income tax and social contribution recoverable	29.0	50.3
Prepayments	28.0	22.6
Other receivables	1.8	1.9
Related parties – other receivables	4.7	38.1
Total current assets	1,574.8	767.2
Non-current assets
Judicial deposits and Escrow Accounts	171.9	172.9
Deferred income tax and social contribution	118.9	57.3
Property, plant and equipment	181.0	185.0
Intangible assets and goodwill	4,945.3	4,985.4
Total non-current assets	5,417.1	5,400.6
Total assets	6,991.9	6,167.8
Liabilities and parent’s net investment
Current liabilities
Bonds and financing	480.5	440.9
Lease liabilities	13.1	7.1
Suppliers	157.7	223.7
Suppliers related parties	130.5	207.2
Taxes payable	0.5	0.9
Income tax and social contribution payable	14.3	18.8
Salaries and social contributions	71.5	61.7
Contract liabilities and deferred income	21.2	49.3
Accounts payable for business combination	17.0	1.8
Other liabilities	5.1	3.9
Other liabilities - related parties	233.2	49.2
Loans from related parties	20.6	29.2
Total current liabilities	1,165.2	1,093.7
Non-current liabilities
Bonds and financing	306.6	1.200.0
Lease liabilities	144.5	146.6
Accounts payable for business combination	26.6	9.2
Provision for risks of tax, civil and labor losses	610.6	609.0
Contract liabilities and deferred revenues	7.3	9.2
Total non-current liabilities	1,095.6	1,974.0
Total liabilities	2,260.8	3,067.7
Total parent’s net investment	4,731.1	3,100.1
Total liabilities and parent’s net investment	6,991.9	6,167.8

11

Vasta Platform Limited

Interim Condensed Consolidated Statements of Financial Position

	For Nine Months Ended September 30,
	2020	2019
	Successor (Vasta)
	R$ millions
Statement of Profit or Loss
Net revenue from sales and services	654.1	626.8
Net revenue from sales	634.9	608.5
Net revenue from services	19.2	18.3
Costs of goods sold and services	(278.0)	(298.3)
Gross profit	376.1	328.5
General and administrative expenses	(394.9)	(352.7)
Other operating income, net	2.9	3.3
Profit (loss) before finance result and taxes	(15.9)	(20.9)
Finance income	14.6	2.8
Finance costs	(101.4)	(133.8)
Finance result	(86.8)	(131.0)
Profit before income tax and social contribution	(102.7)	(151.9)
Income tax and social contribution	34.8	51.0
Net profit for the period	(67.9)	(100.9)

12

	For the period from July 01 to September 30
	2020	2019
	Successor (Vasta)
	R$ millions
Statement of Profit or Loss
Net revenue from sales and services	141.4	135.8
Net revenue from sales	134.2	131.4
Net revenue from services	7.2	4.4
Costs of goods sold and services	(62.2)	(60.3)
Gross profit	79.2	75.5
General and administrative expenses	(120.4)	(119.7)
Other operating income, net	0.9	3.3
Profit (loss) before finance result and taxes	(40.3)	(40.9)
Finance income	5.9	1.5
Finance costs	(24.9)	(50.7)
Finance result	(19.0)	(49.2)
Profit before income tax and social contribution	(59.3)	(90.1)
Income tax and social contribution	18.6	29.1
Net profit for the period	(40.7)	(61.0)

Vasta Platform Limited

Interim Condensed Consolidated Statements of Financial Position

	For Nine Months Ended September 30,			For the period from July 01 to September 30
	2020	2019		2020	2019
	Content & EdTech Platform			Content & EdTech Platform
	R$ millions			R$ millions
Statement of profit or loss:			Statement of profit or loss:
Net revenue from sales and services	569.8	531.9	Net revenue from sales and services	136.2	122.7
Cost of goods sold and services	(202.7)	(211.0)	Cost of goods sold and services	(60.6)	(53.0)
Gross profit	367.1	320.9	Gross profit	75.6	69.7
General and administrative expenses	(366.4)	(333.8)	General and administrative expenses	(115.1)	(114.7)
Other operating income, net	2.9	3.3	Other operating income, net	0.9	3.3
Profit before finance result and taxes	3.6	(9.6)	Profit before finance result and taxes	(38.6)	(41.7)

13

	For Nine Months Ended September 30,			For the period from July 01 to September 30
	2020	2019		2020	2019
	Digital Services Platform			Digital Services Platform
	R$ millions			R$ millions
Statement of profit or loss:			Statement of profit or loss:
Net revenue from sales and services	84.4	94.8	Net revenue from sales and services	5.3	13.0
Cost of goods sold and services	(75.2)	(87.3)	Cost of goods sold and services	(1.7)	(7.3)
Gross profit	9.2	7.5	Gross profit	3.6	5.7
General and administrative expenses	(28.6)	(19.0)	General and administrative expenses	(5.4)	(5.0)
Other operating income, net	-	-	Other operating income, net	(1.7)	-
Profit before finance result and taxes	(19.4)	(11.5)	Profit before finance result and taxes	(3.5)	0.7

Vasta Platform Limited

Interim Condensed Consolidated Statements of Financial Position

	For Nine Months Ended September 30,
	2020	2019
	Successor (Vasta)
	R$ millions
Net profit (loss) for the period	(67.9)	(100.9)
(+) Income tax and social contribution	(34.8)	(51.0)
(+/-) Finance result	86.8	131.0
(+) Depreciation and amortization	129.2	131.4
EBITDA	113.3	110.5
(+) Share-based compensation plan	8.6	0.9
(+) Provision for risks of tax, civil and labor losses	-	4.1
(+) Impact COVID-19	5.6	-
(+) Non-recurring expenses	10.2	-
Adjusted EBITDA	137.7	115.4

14

	For the period from July 01 to September 30
	2020	2019
	Successor (Vasta)
	R$ millions
Net profit (loss) for the period	(40.7)	(61.0)
(+) Income tax and social contribution	(18.6)	(29.1)
(+/-) Finance result	19.0	49.2
(+) Depreciation and amortization	43.6	48.1
EBITDA	3.3	7.2
(+) Share-based compensation plan	6.9	0.4
(+) Provision for risks of tax, civil and labor losses	-	1.1
(+) Impact COVID-19	-	-
(+) Non-recurring expenses	1.9	-
Adjusted EBITDA	12.1	8.7

Vasta Platform Limited

Interim Condensed Consolidated Statements of Financial Position

	For Nine Months Ended September 30,
	2020	2019
	Successor (Vasta)
	R$ millions
Net cash flows from (used in) operating activities	306.8	81.1
(-) Acquisition of property, plant and equipment	(3.7)	(11.8)
(-) Additions to intangible assets	(32.2)	(28.6)
(-) Acquisition of subsidiary, net of cash acquired	(8.7)	-
Free Cash Flow	262.2	40.7

	For the period from July 01 to September 30
	2020	2019
	Successor (Vasta)
	R$ millions
Net cash flows from (used in) operating activities	115.1	101.3
(-) Acquisition of property, plant and equipment	(1.5)	(6.0)
(-) Additions to intangible assets	(6.5)	(19.0)
(-) Acquisition of subsidiary, net of cash acquired	14.8	-
Free Cash Flow	121.9	76.3

15

Vasta Platform Limited

Interim Condensed Consolidated Statements of Financial Position

	For Nine Months Ended September 30,
	2020	2019
	Successor (Vasta)
	R$ millions

Adjusted EBITDA	137.7	115.4
Free Cash Flow	262.2	40.7
Adjusted Cash Conversion Ratio	190.4%	35.3%

	For the period from July 01 to September 30
	2020	2019
	Successor (Vasta)
	R$ millions

Adjusted EBITDA	12.1	8.7
Free Cash Flow	121.9	76.3
Adjusted Cash Conversion Ratio	1,005.6%	879.5%

16

Vasta Platform Limited

Interim Condensed Consolidated Statements of Financial Position

		For the nine months ended September 30,
	Notes	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax and social contribution		(102,696)	(151,982)
Adjustments for:
Depreciation and amortization	9 and 10	129,059	131,365
Impairment losses on trade receivables	7	12,704	3,721
(Reversal) Provision for risks of tax, civil and labor losses	18	(4,966)	3,005
Interest on provision for risks of tax, civil and labor losses	18	13,406	25,092
Reversal of provision for obsolete inventories	8	4,551	13,797
Interest on bonds and financing	11	46,725	82,603
Refund liability and right to returned goods		(25,118)	(24,292)
Imputed interest on suppliers		2,945	4,821
Interest on accounts payable for business combination		1,394	103
Share-based payment expense			404
Interest on lease liabilities	13	11,337	12,134
Interest on marketable securities		(2,018)
Disposals of rights of use assets and lease liabilities		(1,023)	-
Residual value of disposals of property, plant and equipment and intangible assets	9 and 10	1,931	2,336

Changes in		88,230	103,107
Trade receivables		133,798	146,242
Inventories		(30,350)	54
Prepayments		(4,629)	(2,432)
Taxes recoverable		22,090	(7,632)
Judicial deposits and escrow accounts		1,029	(9,375)
Other receivables		2,828	(1,166)
Suppliers		(79,323)	(62,327)
Salaries and social charges		9,484	(31,036)
Tax payable		6,267	15,733
Contract liabilities and deferred income		3,510	(3,262)
Other receivables and liabilities from related parties		219,010	-
Other payables		7,157	9,567
Cash from (used in) operating activities		379,101	157,473
Income tax and social contribution paid		(5,234)	(14,683)
Interest lease liabilities paid	13	(10,900)	(8,532)
Payment of interest on bonds and financing	11	(49,403)	(53,144)
Payment of provision for tax, civil and labor losses		(6,812)	-
Net cash from operating activities		306,752	81,114

17

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment	9	(3,730)	(11,808)
Additions to intangible assets	10	(32,226)	(28,594)
Acquisition of subsidiary, net of cash acquired		(8,703)	-
Acquisition of investment in marketable securities		(705,097)	-
Net cash applied in investing activities		(749,756)	(40,402)

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of bonds	11	-	-
Loans from related parties paid	17	(75,846)	-
Loans from related parties addition	17	65,600	-
Suppliers - related Parties			-
Lease liabilities paid	13	(9,207)	(13,815)
Parent's Net Investment		4,197	3,925
Issuance of common shares in initial public offering	1.2	1,836,317	-
Expenses of offering	1.2	(174,683)	-
Repayments of bonds and financing	11	(852,136)	(59,457)
Others		(76,642)	(43,056)
Net cash from (applied in) financing activities		717,600	(112,403)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		274,596	(71,691)

Cash and cash equivalents at beginning of period	6	43,287	102,231
Cash and cash equivalents at end of year	6	317,883	30,540

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		274,596	(71,691)

18

Vasta Platform Limited

Interim Condensed Consolidated Statements of Financial Position

Issuance/Series	Issuance Date	Maturity	Applicable Index	Interest Spread on top of Applicable Index	Outstanding balance as of September 30, 2020
					R$ in millions
5th / Series 1	March 15, 2018	May 15, 2021	CDI	1.15%p.a.	100,1
5th / Series 2	August 15, 2018	August 15, 2023	CDI	1.00%p.a.	102,1
6th / Series 2	August 15, 2017	August 15, 2022	CDI	1.70%p.a.	204,9
7th / Single	March 15, 2018	September 9, 2021	CDI	1.15%p.a.	379,0
8th / Single	October 25, 2017	October 25, 2020	CDI	1.00p.a.	0,0
				Total	R$786,1

Issuance/Series	Issuance Date	Maturity	Applicable Index	Interest Spread on top of Applicable Index	Outstanding balance as of September 30, 2020
					R$ in millions
Cogna Educação S.A.	March 5, 2020	July 31, 2020	CDI	3.57% p.a.	20.6
Editora Ática S.A.	February 13, 2020	July 31, 2020	CDI	3.57% p.a.	-
Somos Educação S.A.	August 14, 2019	July 31, 2020	CDI	3.57% p.a.	-
				Total	R$20.6

19